UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By	:	/s/ Catherine Qin Zhang
Name	:	Catherine Qin Zhang
Title	:	Chief Financial Officer

Date: June 16, 2011

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Appoints Two New Independent Board Members

New Independent Directors Belinda Wang of Sohu and Hongyi Zhou of Qihoo 360 Bring Online Media and Internet Expertise

With the Appointments, AutoNavi’s Board Has a Majority of Independent Directors

BEIJING, June 15, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced the appointments of Ms. Belinda Wang and Mr. Hongyi Zhou as independent directors to the Company’s board and the resignation of Mr. Jun Xiao from his post as a director of the Company, effective June 15, 2011.

Ms. Wang, who will join AutoNavi’s audit committee, currently serves as the co-president and chief operating officer of Sohu.com Inc. (“Sohu”), one of China’s premier online brands. Mr. Zhou, who will serve on AutoNavi’s compensation committee, is the chairman and chief executive officer of Qihoo 360 Technology Co. Ltd. (“Qihoo 360”), one of the largest Internet companies in China as measured by active user base. Also effective June 15, 2011, Mr. Jun Xiao, one of AutoNavi’s co-founders, resigned from the Company’s board of directors for personal reasons, and Mr. Congwu Cheng, AutoNavi’s chief executive officer, resigned from the board’s audit committee, but will continue to serve as a director of the Company. Following the appointments, AutoNavi’s board will consist of four independent directors and three executive directors.

Mr. Cheng commented, “AutoNavi has always been committed to the highest standards of business ethics, attaching great importance to corporate governance while upholding our shareholders’ interests. Following our initial public offering and with the addition of new independent directors, we have executed on these principles through our efforts to expand our board of directors to have a majority of independent directors. Each of our audit committee, compensation committee, and nominating and corporate governance committee will be entirely comprised of independent directors.”

Mr. Cheng continued, “We are honored and excited for both Belinda and Hongyi to join our board. Belinda’s experience in leading one of China’s premier Internet brands and instrumental role in the development of China’s online advertising market will be tremendously valuable to our company as we continue to expand our new B2C initiatives by connecting advertisers with consumers.”

“Hongyi is a pioneer in China’s Internet industry with over ten years of managerial and operational experience, and he brings to the board a unique perspective that will serve AutoNavi well as we move toward our goal of creating China’s leading location-based media platform. As the former chief executive officer of Yahoo! China and a former partner at IDG Ventures Capital, Hongyi has developed a deep understanding of both established and early-stage businesses, which will be invaluable to AutoNavi as we further develop our mobile and Internet business alongside our other core business lines,” Mr. Cheng added.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com